ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

18 March 2005


05006848

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pr K. Callaghan

Andrew Geddes
Corporate Communications

encl

3/28



asx announcement

Ventracor Secures Significant US and European Patents

Sydney, 18 March 2005: Ventracor Limited (ASX:VCR) today announced the granting of a significant new patent by the US Patent and Trademark Office for the sophisticated system behind the intuitive electronic controls of the VentrAssist™ 'artificial heart'.

Ventracor Chief Executive Officer Colin Sutton PhD said today the VentrAssist™ control system and proprietary software allowed the output of the unique hydrodynamically suspended impeller to respond and adapt to the blood flow needs of an implanted patient.

"Granting of this important US patent expands and reinforces Ventracor's strong intellectual property position in the 'artificial heart' market," Dr Sutton said.

He said the system represented many years of close cooperation between Ventracor and its research partners at the University of Technology Sydney (UTS).

Dr Sutton also announced Ventracor had received confirmation of a new patent in Europe generally relating to the mechanical aspects of the VentrAssist™ LVAS.

European patent number 1019116 will be published as granted in April after an original filing in September 1997.

A copy of US patent number 6,866, 625 is available at *www.ventracor.com.*

For additional information on patents visit *www.uspto.gov* and *http://ep.espacenet.com.*

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year. Ventracor is conducting a global trial to obtain European approval for sale of the VentrAssist™. The company has received conditional approval from the FDA to conduct a feasibility study in the US before moving to a wider clinical trial.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086